Michael J. Mazza

Assistant General Counsel

and Assistant Secretary

720 East Wisconsin Ave.

Milwaukee, WI 53202-4797

414 665 2052

414 625 2052 fax

michaelmazza@northwesternmutual.com

August 8, 2006

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0102

Re:	NML Variable Annuity Account C
1933 Act Post-Effective Amendment No. 1
Form N-4 File No. 333-133381
EDGAR CIK No. 0000790163

Ladies and Gentlemen:

On behalf of the NML Variable Annuity Account C (the “Account”), this letter sets forth the representations requested by the Commission Staff with respect to the above-referenced filings.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in Pre-Effective Amendment No. 1 to Form N-4 Registration Statement filed with the Commission on August 8, 2006;

•	Commission Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ MICHAEL J. MAZZA
Michael J. Mazza
Assistant General Counsel and Assistant Secretary